UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 6)

Under the Securities Exchange Act of 1934

THE DEWEY ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

252063102000
(CUSIP Number)

Frances D. Dewey
The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box __.



                             SCHEDULE 13D
CUSIP No. 252063102000                             Page 2 of 4 Pages


1
NAME OF REPORTING PERSON:  FRANCES D. DEWEY

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) __
       (b) _X_

3  SEC USE ONLY

4  SOURCE OF FUNDS:  NOT APPLICABLE




5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) __

6  CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES


NUMBER OF             7  SOLE VOTING POWER:  172,955
SHARES
BENEFICIALLY
OWNED BY              8  SHARED VOTING POWER: 0
EACH
REPORTING
PERSON                9  SOLE DISPOSITIVE POWER:  172,955
WITH
                     10  SHARED DISPOSITIVE POWER: 0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 172,955

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    __

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.70%

14  TYPE OF REPORTING PERSON: IN


This Amendment No. 6 amends the statement on Schedule 13D dated July 23, 2002, as amended, filed by Frances D. Dewey with respect to the common stock, par value $.01 per share (the "Common Stock"), of The Dewey Electronics Corporation, a New York corporation (the "Corporation"), by adding the following information:

Item 4.  Purpose of Transaction

            See Item 5(c) below.

Item 5.  Interest in Securities of the Company

(a) and (b) Mrs. Dewey died on July 25, 2009. Prior to her death, Mrs. Dewey owned beneficially and of record 172,955 shares of Common Stock (the "Shares"), representing approximately 12.70% of the 1,362,031 shares of Common Stock outstanding as of July 22, 2009, and had sole voting power and sole dispositive power with respect to the Shares. Mrs. Dewey disclaimed any beneficial interest in the shares of Common Stock beneficially owned by John H. D. Dewey, Mrs. Dewey's son and the President and Chief Executive Officer of the Corporation.

(c) Transactions in the Common Stock effected during the past 60 days by Mrs. Dewey: On July 22, 2009, Mrs. Dewey made gifts to her children (including John H. D. Dewey) aggregating 200,000 shares.




(d)As of July 22, 2009, no other person had the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the Shares.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated:  July 29, 2009



/s/ John H. D. Dewey, on behalf of Frances D. Dewey (deceased)
John D. H. Dewey, on behalf of Frances D. Dewey (deceased)


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